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EXHIBIT 12.1

Statement RE: Ratio of Earnings to Fixed Charges
(in thousands, except for ratios)

	Year Ended December 31,					Six Months Ended June 30,
	2002	2001	2000	1999	1998	2003	2002
RATIO OF EARNINGS TO FIXED CHARGES
Loss before income taxes and cumulative effect of accounting change	$(107,468)	$(250,008)	$(97,403)	$(38,448)	$(18,356)	$(32,988)	$(49,873)
Add: Fixed charges	18,293	16,297	13,726	2,470	662	9,506	9,015
Less: Capitalized interest	—	(1,230)	—	—	(203)	—	—

Earnings	$(89,175)	$(234,941)	$(83,677)	$(35,978)	$(17,897)	$(23,482)	$(40,858)
Interest expense	$16,613	$13,431	$12,138	$2,075	$270	$8,302	$8,219
Amortization of debt issuance costs	1,268	1,366	1,254	131	—	1,028	633
Capitalized interest	—	1,230	—	—	203	—	—
Estimated interest portion of rental expense	412	270	334	264	189	176	163

Fixed charges	$18,293	$16,297	$13,726	$2,470	$662	$9,506	$9,015
Deficiency of earnings available to cover fixed charges	$(107,468)	$(251,238)	$(97,403)	$(38,448)	$(18,559)	$(32,988)	$(49,873)

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	N/A	N/A	N/A

For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as consolidated income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges are the sum of interest of all indebtedness, estimated interest within rental expense and amortization of debt insurance costs.

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  EXHIBIT 12.1
  Statement RE: Ratio of Earnings to Fixed Charges